UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2005

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

REPORT ON THE SPECIAL REVIEW OF

QUARTERLY INFORMATION - ITR

AT JUNE 30 AND MARCH 31, 2005

AND JUNE 30, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

AND SUBSIDIARIES

A free translation of the original report in Portuguese on quarterly information prepared in accordance with accounting practices adopted in Brazil .

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

Tele Norte Leste Participações S.A.

1  We have carried out a special review of the quarterly information (ITR) of Tele Norte Leste Participações S.A. (parent company and consolidated), for the quarter ended June 30, 2005, comprising the balance sheet, statement of income, performance report and relevant information in accordance with the accounting practices adopted in Brazil. These financial information are the responsibility of the Company `s management. Our responsibility is to issue a report, without expressing an opinion, on these financial statements. The review of the accounting information for the quarter ended June 30, 2005 of indirect subsidiaries TNL PCS S.A. ("Oi"), Pegasus Telecom S.A. and Companhia AIX de Participações, used for consolidation purposes, was performed by other independent auditors. Our report, with respect to the values of these indirect subsidiaries, is based exclusively on the reports of the other independent auditors.

2 Our review was carried out in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with Brazilian Federal Accounting Council (CFC), and mainly comprised : (a) inquiry of, and discussion with, management responsible for the accounting, financial and operating areas of the Company, with regard to the main criteria adopted for the preparation of the quarterly information, and (b) review of related information and subsequent events which have or could have significant effects on the Company's financial position and operations.

3 Based on our special review and reports issued by other independent auditors, as mentioned in paragraph 1 above, we are not aware of any significant change s which should be made to the quarterly information referred to in paragraph 1 in order for it to be in accordance with accounting practices adopted in Brazil aplicable to the preparation of quarterly information , pursuant to the standards issued by Brazilian Securities and Exchange Commission (CVM).

Rio de Janeiro, August 4, 2005.

José Luiz de Souza Gurgel
Partner-accountant
CRC RJ - 087339/O-4
Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" RJ

FEDERAL PUBLIC SERVICE

CVM - COMISSÃO DE VALORES MOBILIÁRIOS

ITR – Quarterly Information                                                                                    Corporate Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                           Base Date – 06/30/2005

01.01- IDENTIFICATION

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 – NIRE 3330026253-9

01.02 – HEAD OFFICE

1 – FULL ADDRESS Rua Humberto de Campos, 425 - 8º andar			2 – DISTRICT Leblon
3 – ZIP CODE 22430-190	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – DDD 021	7 – TELEPHONE 3131-1211	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – DDD 021	12 - FAX 3131-1144	13 - FAX	14 - FAX
15 - E-MAIL marcos.grodetzky@telemar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company mailing address)

1 – NAME Marcos Grodetzky			2 – FULL ADDRESS Rua Humberto de Campos, 425 - 8º andar
3 – DISTRICT Leblon	4 – ZIP CODE 22430-190		5 – CITY Rio de Janeiro	6 – STATE RJ
7 – DDD 021	8 – TELEPHONE 3131-1211	9 – TELEPHONE	10 – TELEPHONE	11 – DDD	12 - FAX 3131-1144
13 - E-MAIL marcos.grodetzky@telemar.com.br

01.04 – REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 – START	2 – END	3 – NUMBER	4 - START	5 – END	6 – NUMBER	7 – START	8 – END
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005
9- AUDITOR'S NAME/COMPANY NAME Trevisan Auditores Independentes					10- CVM CODE 210-0
11- NAME OF OFFICER RESPONSIBLE José Luiz de Souza Gurgel					12- CPF OF OFFICER RESPONSIBLE 918.587.207-53

01.05 – COMPOSITION OF SHARE SOCIAL

Amount of Shares (thousand)	1 – Current quarter 06/30/2005	2 – Previous quarter 03/31/2005	2 – Same quarter previous year 06/30/2004
Paid-up capital
1 - Common	130,612	129,306	129,306,292
2 – Preferred	261,223	258,613	258,612,581
3 - Total	391,835	387,919	387,918,873
Treasury shares
4 - Common	3,238	3,054	1,988,532
5 – Preferred	6,476	6,107	284,500
6 – Total	9,714	9,161	2,273,032

01.06 – COMPANY CHARACTERISTICS

1 – COMPANY TYPE Commercial, Industrial and Other	2 - STATUS Operational	3 – NATURE OF SHARE CONTROL National Holding	4 – CODE OF ACTIVITY 113 - Telecommunications
5 – CORE ACTIVITY Provision of telecommunication services	6 – TYPE OF CONSOLIDATION Total	7 –AUDITORS' REPORT TYPE Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – COMPANY NAME

01.08 – CASH DISTRIBUTIONS APPROVED AND/OR PAID DURING AND FOLLOWING THE QUARTER

1 - ITEM	2 - EVENT	3 - APROVAL	4 - DISTRIBUTION	5 - PAYMENT STARTED ON	6 - SHARE TYPE	7 - AMOUNT OF DISTRIBUTION PER SHARE
01	Ann.Sh.Meet.	04/12/2005	Dividends	04/25/2005	ON	2.660238953
02	Ann.Sh.Meet.	04/12/2005	Dividends	04/25/2005	PN	2.660238953
03	Ann.Sh.Meet.	04/12/2005	Interest on own capital	04/25/2005	ON	0.000261933
04	Ann.Sh.Meet.	04/12/2005	Interest on own capital	04/25/2005	PN	0.000261933
05	Extr.Sh.Meet.	04/19/2005	Interest on own capital		ON	0.350000000
06	Extr.Sh.Meet.	04/19/2005	Interest on own capital		PN	0.350000000
07	Extr.Sh.Meet.	04/19/2005	Interest on own capital		ON	0.130000000
08	Extr.Sh.Meet.	04/19/2005	Interest on own capital		PN	0.130000000

01.09 – SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 – AMOUNT OF CAPITAL (reais thousand)	4 – AMOUNT OF CHANGE (reais thousand)	5 – SOURCE OF CHANGE	7 – AMOUNT OF SHARES ISSUED (thousand)	8 – PRICE SHARE - issuance (reais)
1	03/31/2005	4,534,493	277,526	Capital reduction	-	-
2	04/12/2005	4,688,731	59,698	Premium reserve	1,306	45.73
3	04/12/2005	4,688,731	94,540	Premium reserve	2,610	36.21

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 – BALANCE SHEET - ASSETS (REAIS THOUSAND)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2005	4 -03/ 31/2005

1	TOTAL ASSETS	12,982,927	14,247,904
1.01	CURRENT ASSETS	2,537,335	4,327,785
1.01.01	CASH AND CASH EQUIVALENTS	2,124,929	3,213,639
1.01.02	ACCOUNTS RECEIVABLE	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	412,406	1,114,146
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	219,471	179,381
1.01.04.02	RELATED PARTIES	5,241	5,105
1.01.04.03	ADVANCES TO SUPPLIERS	954	1,090
1.01.04.04	PREPAID EXPENSES	5,899	5,538
1.01.04.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	180,667	922,277
1.01.04.06	OTHER	174	755
1.02	LONG-TERM ASSETS	1,665,968	1,100,590
1.02.01	CREDITS RECEIVABLE	217,284	251,340
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	217,284	251,340
1.02.02	RELATED PARTIES	0	14,059
1.02.02.01	SUBSIDIARIES	0	14.059
1.02.03	OTHER	1,448,684	835,191
1.02.03.01	TAX INCENTIVES	4,338	4,338
1.02.03.02	JUDICIAL DEPOSITS	5,400	5,400
1.02.03.03	PREPAID EXPENSES	79,531	81,252
1.02.03.04	SUBSIDIARY DEBENTURES	1,359,307	744,093
1.02.03.05	OTHER	108	108
1.03	PERMANENT ASSETS	8,779,624	8,819,529
1.03.01	INVESTMENTS	8,750,522	8,789,324
1.03.01.01	SUBSIDIARIES	8,742,890	8,779,192
1.03.01.02	OTHER INVESTMENTS	7,632	10,132
1.03.02	PROPERTY, PLANT AND EQUIPMENT	29,102	30,205
1.03.03	DEFERRED CHARGES	0	0

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4- 03/31/2005

2	TOTAL LIABILITIES	12,982,927	14,247,904
2.01	CURRENT LIABILITIES	2,472,061	2,384,391
2.01.01	LOANS AND FINANCING	877,758	975,864
2.01.02	DEBÊNTURES	1,226,164	71,084
2.01.03	SUPPLIERS	77,573	79,523
2.01.04	TAXES AND CONTRIBUTIONS	29,194	17,995
2.01.04.01	NON FINANCED TAXES	16,340	5,450
2.01.04.02	TAX REFINANCE PROGRAM (REFIS)	12,854	12,545
2.01.05	DIVIDENDS PAYABLE	258,145	1,169,836
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	3,227	70,089
2.01.08.01	PAYROLL AND RELATED ACCRUALS	1,460	1,619
2.01.08.02	PROVISION FOR UNSECURED LIABILITIES	0	66,688
2.01.08.03	OTHER LIABILITIES	1,767	1,782
2.02	LONG-TERM LIABILITIES	2,270,347	3,605,216
2.02.01	LOANS AND FINANCING	1,990,283	2,185,769
2.02.02	DEBÊNTURES	0	1,207,200
2.02.03	PROVISIONS	710	707
2.02.04	RELATED PARTIES	122,790	55,116
2.02.05	OTHER LONG_TERM LIABILITIES	156,564	156,424
2.02.05.01	TAX REFINANCE PROGRAM (REFIS)	153,038	152,504
2.02.05.02	OTHER LIABILITIES	3,526	3,920
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	8,240,519	8,258,297
2.05.01	PAID-IN CAPITAL	4,315,465	4,185,282
2.05.01.01	SHARE CAPITAL	4,688,731	4,534,493
2.05.01.02	TREASURY SHARES	(373,266)	(349,211)
2.05.02	CAPITAL RESERVES	20,135	201,488
2.05.04	EARNINGS RESERVES	3,721,075	3,693,963
2.05.04.01	LEGAL RESERVE	94,947	94,947
2.05.04.02	OTHER EARNINGS RESERVES	3,626,128	3,599,016
2.05.04.02.01	INVESTMENT RESERVE	3,626,128	3,599,016
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	183,844	177,564

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

03.01 – STATEMENT OF INCOME (REAIS THOUSAND)

1 – CODE	2 – DESCRIPTION	3 - From 04/01/2005 to 06/30/2005	4 - From 01/01/2005 to 06/30/2005	5 - From 04/01/2004 to 06/30/2004	6 - From 01/01/2004 to 06/30/2004
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES RENDERED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES)/INCOME	225,649	400,641	55,515	232,391
3.06.01	SELLING	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(7,634)	(14,868)	(8,685)	(16,999)
3.06.03	FINANCIAL RESULT	(114,281)	(149,356)	(37,386)	(22,756)
3.06.03.01	FINANCIAL INCOME	140,119	291,256	192,488	396,022
3.06.03.02	FINANCIAL EXPENSES	(254,400)	(440,612)	(229,874)	(418,778)
3.06.04	OTHER OPERATING INCOME	10	16	(80,457)	920
3.06.05	OTHER OPERATING EXPENSES	(117)	(178)	39,237	(84,349)
3.06.06	EQUITY ADJUSTMENTS	347,671	565,027	142,806	355,575
3.07	OPERATING INCOME	225,649	400,641	55,515	232,391
3.08	NON-OPERATING INCOME (EXPENSES)	(1,505)	(6,787)	6,878	18,037
3.08.01	INCOME	0	0	6,878	18,037
3.08.02	EXPENSES	(1,505)	(6,787)	0	0
3.09	NET INCOME BEFORE TAXES/PROFIT SHARING	224.,44	393,854	62,393	250,428
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(3)	(3)	(3,234)	(3,234)
3.11	DEFERRED INCOME TAX	(35,813)	(27,959)	3,727	20,616
3.12	INTERESTS/MANDATORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	MANDATORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	188,328	365,892	62,886	267,810
	SHARES EX-TREASURY SHARES (THOUSAND)	382,121	382,121	385,645,841	385,645,841
	EARNINGS PER SHARE	0.49285	0.95753	0.00016	0.00069
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information
Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Base Date – 06/30/2005

01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A

04.01 - NOTES
(In thousands of reais, unless otherwise stated)

1 Operations

Tele Norte Leste Participações S.A. (the Company or "TNL") was constituted on May 22, 1998, upon the spin-off of Telecomunicações Brasileiras S.A. ("Telebrás"), primarily to hold interest in other companies and promote the operating and financial management of its direct and indirect subsidiaries. It is a holding controlled by Telemar Participações S.A. ("Telemar Participações"), which at the present date holds 18.09% of the total capital and 52.45% of the voting capital.

TNL is registered with the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) as a publicly-held company whose shares are listed on the São Paulo Stock Exchange ("BOVESPA"). The Company is also registered with the U.S. Securities and Exchange Comission – SEC, and its "American Depositary Shares - ADS" - Level II are listed on the New York Stock Exchange ("NYSE"). Approximately 42.52% of the preferred shares are traded on NYSE through ADS.

(a) The Company's business is divided into two major segments:

Wireline telecommunications

Telemar Norte Leste S.A. ("TMAR") is the principal provider of fixed-line telecommunications in its operating area - Region I – which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for sector 3 in the Region, which corresponds to 57 municipalities in the "Triângulo Mineiro" and "Alto Parnaíba" areas in the State of Minas Gerais, where Companhia de Telecomunicações do Brasil Central - "CTBC" operates). These services are provided under a concession granted by Agência Nacional de Telecomunicações – ANATEL (National Agency for Telecommunications), the regulatory authority for the Brazilian telecommunications sector, which expires on December 31, 2005. The concession may be renewed for an additional 20-year period, from January 1, 2006 onwards, if the conditions of the present concession are met (mainly universal service and quality targets) at the cost of 2% of the prior year's net revenues payable every two years. On June 30, 2003, TMAR sent a letter to ANATEL formalizing its interest to renew the concession, as required by law. However, the draft of the new contractual terms disclosed by ANATEL include conditions and new targets which will be regulated by the end of 2005. The Company's management believes that such regulation must ensure the economic/financial equilibrium of the concession contracts.

Until December 22, 2004, TNL held 80.89% of the capital of TMAR, representing 97.24% and 67.85% of voting shares and preferred shares, respectively. At a TNL Board meeting, held on that date, a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda., by transferring 100% of the preferred shares of TMAR. After the transaction, TNL directly holds 43.23% of TMAR's total capital, while the proportions of 97.24% of the voting capital and 80.89% of the total capital were maintained, considering that Telemar Telecomunicações is a wholly-owned subsidiary of TNL.

Wireless telecommunications

TNL PCS S.A. ("Oi") operates SMP – Personal Mobile Service, with the right to use the radio frequencies expiring on March 12, 2016. On June 26, 2002, Oi was authorized by ANATEL to start providing the service, using GSM/GPRS technology, within Region I. In addition to SMP services, Oi is also authorized to offer: (i) national long-distance services within Region II, which comprises the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District, and Region III, which corresponds to the State of São Paulo, as well as in Sector 3 of Region I; and (ii) international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization can be renewed for an additional 15-year period, at a charge of 2% of the previous year's net revenues from telecommunications, payable every two years, provided that the conditions of the current authorization are met.

(b) Other subsidiaries

•  Pegasus Telecom S.A. ("Pegasus"), acquired by TMAR on December 27, 2002, is primarily engaged in the exploitation, operation, sale, project development, execution and provision of telecommunications services, in particular data transmission within Regions I, II and III;

•  Companhia AIX de Participações ("AIX"), acquired by TMAR in December 2003, engages in the supply of the infrastructure of ducts for the installation of fiber optic cables along the highways of the State of São Paulo, providing services for TMAR and Pegasus;

•  TNL.Acesso S.A. , a wholly-owned subsidiary of TNL, encompasses all internet business, including access providers, e-marketplaces and services. At a meeting held on August 25, 2004, the Board of Directors of TNL approved the merger ot TNL.Acesso into HiCorp Comunicações Corporativas S.A. ("HiCorp"), with a view to simplify the corporate structure, considering that HiCorp was inactive;

•  TNL.Net Participações S.A. ("TNL.Net"), directly controlled by TNL, until November indirectly held shares representing 17.5% of the total capital of Internet Group do Brasil Ltda., owner of the iG internet portal;

•  ABS 52 Participações Ltda. ("ABS 52"), formed in July 2000 and a wholly-owned TMAR subsidiary since March 2001, provided installation, maintenance, construction and network operation services up to December 2002. The company then became inactive until July 1, 2004, when its name was changed to Telemar Internet Ltda. (trade name "Oi Internet") . Oi Internet started operations in January 2005 as an internet access provider ;

•  Telemar Telecomunicações Ltda. ("Telemar Telecomunicações") is a wholly-owned TNL subsidiary and as from December 22, 2004 holds 37.66% of TMAR's total capital, corresponding to 100% of the preferred shares;

•  TNL Trading S.A. ("TNL Trading"), a wholly-owned TNL subsidiary, engages in the import and export of consumer goods to comply with covenants of loans signed in the past;

•  TNL PCS Participações S.A. ("TNL PCS Participações"), a wholly-owned TNL subsidiary, was formed to provide telecommunications services of any kind. This company has never entered into the operating stage;

•  Coari Participações S.A. ("Coari"), adquired by TMAR in December 2003, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities yet;

•  Calais Participações S.A. (" Calais "), acquired by TMAR in December 2004, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities yet; and

•  TNL Contax S.A. ("TNL Contax") provides general, inbound and outbound, contact center services.

On November 26, 2004 TNL published a Relevant Fact indicating that its Board of Directors had approved the spin-off of the contact center activities operated by TNL Contax. The transaction was approved at TNL's Special Shareholders' Meeting held on December 29, 2004 and can be summarized as follows:

•  Change of the company's name subsidiary Caroaci Participações S.A. to Contax Participações S.A. ("Contax Participações"); and

•  The capital of Contax Participações was increased by R$ 223,708, subscribed and paid-in by TNL and capital reserves were increased by R$ 50,000, as follows: (i) transfer of 100% of TNL Contax' shares held by TNL as of October 31, 2004, valued at R$ 126,030; (ii) transfer of a credit held by TNL with TNL Contax in the amount of R$ 57,678, arising from an intercompany loan, also as of October 31, 2004; and (iii) cash payment of R$ 90,000.

In addition, TNL's capital was reduced by R$ 277,526, corresponding to the amount of the investment in Contax Participações on November 30, 2004, without changing the number of shares, and the consequent delivery of Contax Participações' shares to all TNL shareholders, according to their percentage holding in the share capital of TNL. The capital decrease took place on March 1, 2005, that is, after the end of the legal 60-day term provided to TNL's creditors to oppose to the transaction. No creditors opposed to the transaction.

On February 17, 2005, TNL published a note to shareholders regarding the capital decrease, communicating that information is being prepared in order to list Contax Participações on the BOVESPA, as well as establish an "American Depositary Receipts – ADR´s" program for Contax Participações' preferred shares on the NYSE.

After completion of listings on the BOVESPA and the NYSE, share transfer and delivery of Contax Participações' ADR's to local shareholders and holders ot TNL's ADR's, such papers will be traded on the BOVESPA and the U.S. over-the-counter market, respectively.

In due time, TNL and Contax Participações will publish a note to shareholders communicating the date of the share transfer and delivery of Contax Participações' ADR's, in addition to the initial date when TNL's ADR's will be traded on the BOVESPA and the NYSE "ex-capital reimbursement in Contax Participações' shares".

2 Gross Operating Revenues

	Consolidated
	06/30/05%		06/30/04%
Fixed-line telephone services
Monthly subscription fees	3,247,484	28.4	2,832,697	27.1
Pulses (metered service)	1,317,880	11.5	1,262,307	12.1
Fixed-line to mobile calls VC1	1,296,479	11.3	1,367,039	13.1
Collect calls	43,861	0.4	52,468	0.5
Installation fees	23,047	0.2	33,269	0.3
Other revenues	10,559	0.1	7,910	0.1
Long-distance services:
Intra-sectorial	883,461	7.7	799,131	7.6
Inter-sectorial	304,907	2.7	294,653	2.8
Interregional	359,433	3.1	277,803	2.7
International	45,258	0.4	53,667	0.5
Fixed-line to mobile calls VC2 and VC3	329,809	2.9	348,978	3.3
Prepaid calling cards for public pay-phones	539,017	4.7	474,060	4.5
Advanced voice (basically 0500/0800)	130,664	1.1	113,273	1.1
Additional services	266.410	2.3	237.655	2.3

	8,798,269	76.8	8,154,910	78.0

Mobile telephone services
Monthly subscription fees	210,284	1.8	154,446	1.5
Originating calls	416,529	3.6	241,925	2.3
Sale of handsets and accessories	274,135	2.4	272,827	2.6
National roaming	20,726	0.2	12,175	0.1
International roaming	38,925	0.3	38,590	0.4
Additional services	76,923	0.7	44,311	0.4

	1,037,522	9.0	764,274	7.3

Remuneration for the use of the fixed-line network
Use of fixed-line to fixed-line networks	419,892	3.7	461,500	4.4
Use of mobile to –fixed-line networks	119,669	1.0	138,897	1.3

	539,561	4.7	600,397	5.7

Remuneration for the use of the mobile network
Use of fixed-line to mobile networks	87,597	0.8	48,884	0.5
Use of mobile to mobile networks	41,666	0.4	52,295	0.5

	129,263	1.2	101,179	1.0

Data transmission services
ADSL ("Velox")	295,106	2.6	154,877	1.5
Transmission ("EILD")	179,915	1.6	160,233	1.5
Dedicated Line Service - SLD	142,884	1.2	166,487	1.6
IP services	117,863	1.0	109,034	1.0
Switching packs and frame relay	121,059	1.1	92,629	0.9
Other services	89,476	0.8	54,173	0.5

	946,303	8.3	737,433	7.0

Contact center			99,696	1.0

Other services	1,757		2,317

Gross operating revenues	11,452,675	100	10,460,206	100

All telecommunication services are subject to regulation and inspection by ANATEL, pursuant to Law 9,472, of July 16, 1997.

Rate and tariff adjustments (unaudited)

Telecommunication service rates are subject to a comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments (net of taxes), which places an upper limit, based on a weighted average of the rates, for a basket of local and long-distance services. Interconnection tariffs are also adjusted annually.

On June 27, 2003, ANATEL authorized the readjustment of the tariffs for local and long-distance services, based on the variation of the Índice Geral de Preços - Disponibilidade Interna – "IGP-DI" (general price index – internal availability), according to the concession contract. The approved adjustment would be, on average, 28.75% (local services), 24.85% (national long-distance), and 10.54% (international long-distance). These adjustments gave rise to a significant number of lawsuits.

The judge of the 2° Vara da Justiça Federal do Ceará (second federal court of justice of the State of Ceará) decided, via an injunction, on July 3, 2003, that until the judgment of the cause, the readjustment to be applied would be based on the Índice de Preços ao Consumidor - Ampliado – "IPCA" (extended consumer price index) accumulated for the last 12 months up to May 2003 (17.24%). During this period, the difference the IGP-DI and the IPCA was approximately 12.81%.

Appeals were filed against the decision and on July 1, 2004 the Superior Justice Court (STJ) decided on one of the appeals and reaffirmed the validity and effect of the concession contract clauses signed, which determine that the adjustment index is the IGP-DI, recognizing that noncompliance with such clauses would adversely impact the public and economic order.

On July 12, 2004, wireline telecommunications companies reached an agreement with the Ministry of Communications in order to apply the 2003 adjustment difference in two installments. Under this agreement, the service basket will be adjusted by 4.37% in September and 4.19% in November. The average adjustments per type of service are as follows:

	Adjustment percentage (%)

	September	November
	2004	2004
Installation fees	3.57	3.44
Monthly fees:
Residential	3.57	3.44
Non residential	9.56	8.73
Trunk	3.57	3.44
Metered services	3.57	3.44
Public pay-phone card credits	3.18	3.08
LD basket	5.46	5.18
TU-RL	5.47	5.18
TU-RIU	5.46	5.18

On June 30, 2004, ANATEL ratified the following tariff adjustments:

Installation fees: -19.00%
Monthly fees: 7.43%
Metered services: 7.43%
Public pay-phone card credits : 7.43%
LD basket: 3.20%
TU-RL: -10.47%
TU-RIU: 3.20%

The adjustments were effective as of July 2, 2004. Civil actions have been filed against the new adjustments. STJ has determined that the new actions are to be distributed to the 2ª Vara Federal do Distrito Federal , where actions on 2003 adjustments were also distributed to.

	Average tariffs
	in reais (incl.taxes)

	Current	Previous
Local services
Installation fees	31.51	36.31
Monthly fees – residential	37.17	32.30
Monthly fees – non residential	61.34	47.93
Trunk	52.33	45.47
Metered local service (average)	0.14210	0.12347
Public pay-phone card credits	0.10850	0.09496

Long distance (Km) (*)
0 – 50	0.37586	0.32833
50 – 100	0.49461	0.43206
100 – 300	0.50825	0.44397
+ 300	0.56369	0.49240

(*) Weighted average tariffs for traffic of minutes of long-distance calls.

On June 30, 2005, pursuant to Actions 51,300/301, ANATEL ratified the following tariff adjustments:

Installation fees: 7.27%
Monthly fees: 7.27%
Metered services: 7.27%
Public pay-phone card credits : 7.37%
LD basket: 2.33%
TU-RL: -13.32%
TU-RIU: 2.94%

These adjustments became effective as of July 1, 2005. Until this date, no decision was issued to maintain or cancel the new adjustments.

	Average tariffs
	in reais (incl.taxes)

	Current	Previous
Local services
Installation fees	33.80	31.51
Monthly fees – residential	39.87	37.17
Monthly fees – non residential	65.80	61.34
Trunk	56.13	52.33
Metered local service (average)	0.15240	0.14210
Public pay-phone card credits	0.11650	0.10850

Long distance (Km) (*)
0 – 50	0.37575	0.37586
50 – 100	0.49313	0.49461
100 – 300	0.53463	0.50825
+ 300	0.58872	0.56369

(*) Weighted average tariffs for traffic of minutes of long-distance calls.

The average estimated tariff amounts for fixed-line to mobile services (VC1, VC2 and VC3), including taxes, are as follows:

•  VC1 = R$ 0.7163
•  VC2 = R$ 1.3408
•  VC3 = R$ 1.5256

The VC1 amount above corresponds to the adjustment authorized by ANATEL on July 15, 2005. Until this date, VC2 and VC3 tariffs have not been adjusted.

The main tariffs for the services of Oi's most popular plan (Oi 40) are:

Amounts in reais (incl..taxes)
Subscription (with a 40-minute franchise)	R$ 36.20 fixed per month
Mobile –to –fixed-line and mobile –to mobile (postpaid)	R$ 0.76 per minute
Mobile to fixed-line and mobile –to mobile (prepaid)	R$ 1.05 per minute
Call addition – calls to different city codes	R$ 1.36 per call

On August 1, 2005, the alternate federal judge in charge of the 2ª Vara de Brasília (2 nd court of Brasília) approved an injunction determining that ANATEL has to take measures to cease billing and collecting the basic monthly subscriptionfees for Switched Wireline Services, and instruct all telephone concessionaries in Brazil todo so. Non compliance with this order would entail a R$ 100 fine for every part non complied with.

On August 4, 2005, another alternate judge of the 2ª Vara de Brasília analyzed and approved the reconsideration request submitted by ANATEL, in order to revoke the injunction forbidding the billing and collection of the wireline service basic monthly subscription fee. The original concession agreement terms were thus reinstated.

3 Cost of Services Rendered and Operating Expenses – by Nature

	Consolidated – 06/30/05
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total

Depreciation (i)	1,468,608	29,282	111,150	1,609,040
Interconnection (ii)	1,202,399			1,202,399
Personnel	108,159	87,483	105,975	301,617
Network maintenance	497,097			497,097
Provision for doubtful accounts		274,836		274,836
Cost of handsets and accessories (iii)	340,104			340,104
Rental and insurance (iv)	252,499	3,742	41,244	297,485
Other third-party services	29,426	69,976	86,967	186,369
Sales commissions (v)		255,147		255,147
Call center operations (Note 1)		182,482		182,482
Advertising (vi)		139,235		139,235
Consultancy and legal counseling	2,407	4,570	75,986	82,963
Electricity	123,056	4,102	9,571	136,729
Postage and billing costs		168,792		168,792
Materials (vii)	97,574	18,953	3,895	120,422
Data processing	5,726	1,343	75,222	82,291
Cost of materials for resale	58,805			58,805
Third-party print and clearing services		29,498		29,498
Other costs and expenses	101,714	9,090	5,788	116,592

	4,287,574	1,278,531	515,798	6,081,903

	Consolidated – 06/30/04
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total

Depreciation (i)	1,501,746	30,955	105,523	1,638,224
Interconnection (ii)	1,220,993			1,220,993
Personnel	313,392	97,045	106,439	516,876
Network maintenance	425,048			425,048
Provision for doubtful accounts		316,356		316,356
Cost of handsets and accessories (iii)	342,566			342,566
Rental and insurance (iv)	217,861	2,627	42,122	262,610
Other third-party services	38,258	48,156	76,364	162,778
Sales commissions (v)		152,738		152,738
Advertising (vi)		124,576		124,576
Consultancy and legal counseling	5,067	5,597	53,422	64,086
Electricity	80,776	2,693	6,283	89,752
Postage and billing costs		133,153		133,153
Materials (vii)	68,813	11,329	4,816	84,958
Data processing	5,273	2,184	59,683	67,140
Cost of materials for resale	42,653			42,653
Third-party print and clearing services		23,029		23,029
Other costs and expenses	78,816	9,047	6,296	94,159

	4,341,262	959,485	460,948	5,761,695

As mentioned in Note 1, Contax Participações' share control was transferred from TNL to Telemar Participações in December 2004. Accordingly, Contax Participações results are no longer consolidated from January 1, 2005 onwards.

(i) Depreciation costs of switching and transmission equipment reduced due to the gradual increase in the volume of totally depreciated TMAR equipment.

(ii) Interconnection costs refer essentially to rates charged by other mobile telephone operators for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3).

(iii)  This refers to the cost of selling mobile handsets, simcards and other Oi accessories.

(iv) Rental and insurance costs mostly include amounts currently paid for rental of circuits, mobile platforms, posts of electricity companies, satellites, right of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers .

(v) This includes expenses incurred by HiCorp with internet access providers, in addition to sales commissions paid by TMAR and Oi to their agents. The increase in the first half of 2005 is due to the fact that the balances of transactions with TNL Contax are no longer eliminated, as mentioned above.

(vi) Advertising expenses rose as a result of commercial campaigns implemented by TMAR, in particular with respect to Velox and the launch of Oi Internet. Furthermore, Oi has also increased such expenses to consolidate its brand, by sponsoring of, and merchandising at, a number of sports and fashion events, as well as nationwide TV shows.

(vii) Materials refer substantially to materials used in the network maintenance without increasing the useful life of assets, in addition to fuel and lubricant costs.

4 Other Operating Income (Expenses), Net

	Parent Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Amortization of goodwill - CVM 349 (i)		(246,479)		(246,479)
Realization of provision for goodwill - CVM 349 (i)		162,676		162,676
Amortization of negative goodwill on acquisition of AIX			3,225	5,395
Amortization of Pegasus goodwill (Note 14)			(37,531)	(37,531)
Amortization of deferred charges (Note 16)			(33,545)	(33,594)
Taxes (ii)	(53)	(8)	(158,959)	(151,860)
Fines	(4)	(10)	(15,878)	(5,445)
Fines for late payment (Note 9)			84,042	79,400
Provisions for contingencies (iii)			(260,174)	(161,489)
Rental of infrasctructure (iv)			71,702	49,712
Employees' profit sharing (Note 24 (b))			(60,953)	(99,033)
Other, net	(105)	392	18,223	50,806

	(162)	(83,429)	(389,848)	(387,442)

(i) This refers to the amortization of the goodwill on the downstream merger, the tax benefit of which is passed on to Telemar Participações via issue of shares in the following year. It also includes the realization of the provision to reduce the goodwill to the amount of the tax benefits to be earned. Tax benefits arising from this transaction were fully realized up to November 2004.

(ii) During the half year ended June 30, 2005, subsidiaries TMAR, Oi and Pegasus recorded R$ 103,083 (06/30/04 - R$ 89,566) with respect to expenses with FUST - Fundo de Universalização de Serviços de Telecomunicações (Fund for Universal Telecommunications Services) and FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras (Fund for the Development of Brazilian Telecommunications Technologies). Starting March 2004, pursuant to ANATEL's instructions, the calculation basis to determine FUST amounts was changed and revenues from EILD and interconnection are now to be included. Therefore, the new calculation basis takes into account the FUST credit on costs relating to EILD and interconnection services .

As of March 2004, subsidiaries TMAR and Pegasus have provided for the difference between amounts payable to FUNTTEL, determined according to the criteria set forth in Law 10,052 of November 28, 2000, and the new calculation methodology applicable to FUST. Management believes that the FUNTTEL fee should be determined and paid on the same criteria as FUST, considering the nature and similarity of both contributions. However, this view is yet to be ratified by ANATEL.

Furthermore, the amounts of taxes (ISS, ICMS, PIS and COFINS) on intercompany revenues were reclassified to this account upon consolidation, totaling R$ 25,737 at June 30, 2005 (06/30/04 - R$ 38,022).

(iii) The main variations occurred in expenses with contingencies refer to the reassessment of amounts involved in all pending labor and civil claims, in particular those related to severance payments, as well as to the significant increase in the number of labor claims (see Note 20 for details ).

Provisions in connection with the challenging of ICMS – Agreement 69/98, rental of IP gates, INCRA, FUNTTEL, and income tax on foreign operations are recorded in the related income statement accounts, as shown below:

	Parent Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Deductions from gross revenues:
ICMS Agreement 69/98 – additional services				5,628
Rental of IP gates			946	(6,283)

Personnel expenses:
INCRA			(341)	(359)

Other operating expenses:
FUNTTEL			(3,689)	(1,684)
ICMS credit on electricity			(17,250)

Financial expenses:

Restatement of provisions for tax contingencies	(8)	(6)	21,469	(42,703)
Income tax on foreign operations			(40,079)

	(8)	(6)	(38,944)	(45,401)

Additionally, ANATEL issued assessment notices to the Company for non compliance with certain concession contract rules. During the half year ended June 30, 2005, such assessments amounted to R$ 7,658 (06/30/04 - R$ 9,650).

(iv)  This refers to rental charged to wireless telecommunications suppliers for the use of TMAR and OI buildings and infrastructure and the installation of radio base stations (ERB's). The growth in the other operating revenues line is related to the expansion in the wireless network in Region I.

5 Financial Results

	Parent Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Financial income
Interest on marketable securities (i)	154,399	168,407	285,793	209,492
Interest on late payments (Note 9)			82,689	65,024
Interest on capital (ii)	318,684	323,872
Reversal of interest on capital (ii)	(318,684)	(323,872)
Interest and monetary variations on
loans to subsidiaries (Note 25)	9,362	94,228
Interest on subsidiary debentures (Note 25)	106,140	114,605
Interest and monetary variations on other assets,
substantially taxes recoverable	4,520	2,522	18,630	15,287
Financial discounts obtained (iii)			89,230	4,354
Other	16,835	16,260	7,027	13,420

	291,256	396,022	483,369	307,577

Financial expenses
Interest on loans from third parties	(65,080)	(97,699)	(285,893)	(303,691)
Interest on capital (ii)	(182,048)	(99,625)	(262,777)	(175,678)
Reversal of interest on capital (ii)	182,048	99,625	262,777	175,678
Monetary and exchange variation on
loans from third parties (iv)	362,597	(288,447)	771,137	(619,840)
Swap and option transactions (iv)	(552,976)	163,507	(1,137,446)	268,905
Income tax on financial transactions and bank charges,
including CPMF (v)	(25,009)	(17,544)	(184,273)	(101,477)
Monetary restatement of interest on capital
and dividends proposed	(9,720)	(6,674)	(12,552)	(9,344)
Interest on debentures (Note 21)	(112,129)	(88,417)	(112,129)	(88,417)
Monetary restatement of provisions
for contingencies (Note 20)	(8)	(6)	(121,961)	(102,049)
IOF and PIS/COFINS on financial income	(18,970)	(75,452)	(39,934)	(117,185)
Interest on financed taxes and contributions -
REFIS (Note 19)	(8,039)	(7,947)	(46,739)	(35,712)
Interest and monetary variations on other liabilities	(431)	(52)	(44,504)	(11,945)
Other	(10,847)	(47)	(54,985)	(55,300)

	(440,612)	(418,778)	(1,269,279)	(1,176,055)

	(149,356)	(22,756)	(785,910)	(868,478)

(i) Financial income basically represents interest on financial investments, primarily investments in Bank Deposit Certificates (CDB), repurchase operations and investment funds in local currency (Note 8).

(ii)  Considering the tax benefit introduced by changes in the income tax Law 9,249/95, TMAR declared R$ 430,691 during the half year ended June 30, 2005 as interest on own capital (06/30/04 - R$ 399,925), while TNL declared R$ 178,684 (06/30/04 – R$ 323,872). During the period, TNL also recorded R$ 140,000 declared by Telemar Telecomunicações as interest on own capital.

Pursuant to the law, such interest was accounted for as "Financial expenses" and "Financial income" and reversed to "Retained earnings" at TMAR and "Investments" at TNL, being, in essence, distribution of profits. In order not to distort financial indices and enable the comparability between years, the reversals are presented under the same groups of financial income and expenses.

(iii) This refers primarily to discounts obtained as a result of advances to suppliers, as well as the acquisition of tax credits at a discount.

(iv)  During the half year ended June 30, 2005, the real appreciated 11.5% against the U.S. dollar (06/30/04 – depreciation of 7.6%). Swap transactions are recognized in income using the accrual method, thus reducing or increasing financial expenses arising from exchange variations.

(v)  As discussed in Note 20(d)(vi), subsidiary TNL Trading recorded a provision for the tax assessment arising from non payment of withholding tax on remittances abroad during years 2000, 2001 and 2002, in the amount of R$ 35,676. Additionally, the Company spontaneously paid R$ 14,610 relating to years 2003, 2004 and 2005. In April 2005, R$ 40,079 was paid with respect to this provision.

6 Non-Operating Income (Expenses), Net

	Parent Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Provision for losses on discontinued assets (i)			(2,731)
Disposal of permanent assets (ii)	(2)	10,525	(6,245)	(3,354)
Equity adjustments (iii)	(6,785)	7,512	(16,686)	7,512
Other non-operating income (expenses), net			242	(5,579)

	(6,787)	18,037	(25,420)	(1,421)

(i) This refers to the provision for losses on the operation of AIX ducts (Note 10).

(ii) This refers mainly to the write-off of network equipment, net of any proceeds on the sale of such assets.

(iii)  TNL recognizes as non-operating results the gains and losses in the earnings of subsidiary companies arising from changes in percentage holdings.

7 Income Tax and Social Contribution

The reconciliation of income tax and social contribution calculated based on nominal rates and the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Income before income tax and social contribution
and minority interests	393,854	250,428	840,057	476,338

Income tax and social contribution at
nominal rates (34%)	(133,910)	(85,146)	(285,619)	(161,955)

Adjustments to determine the actual rate:

Permanent addition of equity accounting adjustments (Note 14)	203,916	123,450	(7,212)	(2,554)

Tax effects on permanent exclusions (i)	(16,484)	(1,252)	(27,027)	(27,098)

Tax effects on the reversal of the provision for goodwill reduction
(Note 4)		55,310		55,310

Tax effects of interest on own capital (Note 5)	(46,456)	(76,244)	85,565	59,731

Income tax and social contribution not recorded
(Note 11)			(42,949)	(63,800)

Other	(35,028)	1,264	(13,250)	32,391

Income tax and social contribution	(27,962)	17,382	(290,492)	(107,975)

Actual income tax and social contribution rate	7.10%	-6.94%	34.58%	22.67%

(i)  This refers to non deductible fines, donations, gifts and sponsorhips, as well as the results of derivative transactions accounted for on the cash basis at TNL and Oi, to determine of income tax and social contribution. Additionally, equity in the earnings of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and the social contribution calculation basis.

Income tax (IRPJ) and social contribution (CSSL) benefits (expenses) for the period comprise the following:

	Parent Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Previous years (a)
Income tax			29,576	19,420
Social contribution			12,744	5,066

			42,320	24,486
Current
Income tax		(2,375)	(215,107)	(21,769)
Social contribution	(3)	(859)	(76,082)	(8,507)

	(3)	(3,234)	(291,189)	(30,276)
Deferred
Income tax on temporary additions	(8,422)	15,159	21,240	37,401
Social contribution on temporary additions	(3,032)	5,457	1,958	10,438
Income tax on tax losses (b)	(11,707)		(47,937)	(114,480)
Social contribution on tax losses (b)	(4,798)		(16,884)	(33,579)

	(27,959)	20,616	(41,623)	(100,220)

	(27,962)	17,382	(290,492)	(106,010)

(a)  In 2005, this refers to adjustments to IRPJ and CSSL paid in excess in 2004, in the amount R$ 33,315 and R$ 12,744 respectively. IRPJ relating to the profit from operations of former Telepará – Telecomunicações do Pará S.A. and for Telaima – Telecomunicações de Roraima S.A. for calendar years 1999 and 2000 was also reduced by R$ 3,739.

In 2004, this relates basically to reversals of a portion of income tax and social contribution debts included in REFIS, in the amount of R$ 19,596, in addition to a fine of R$ 1,965, which in the reconciliation of the determination of these taxes at nominal rates is considered in item "Tax credits from prior periods, net of debts included in REFIS".

(b)  According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% of this income. However, TMAR holds an injunction authorizing the offsetting of 100% of its accumulated tax loss carryforwards determined in 1998 and prior years, and maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$ 70,209 (03/31/05 - R$ 67,311) - see Note 20. These tax loss carryforwards were fully realized until January 2005.

8 Cash and Short-Term Investments

	Parent Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Cash and cash equivalents	74	4	13,397	111,844
Financial investments:
Investment funds (i)	1,173,085	1,601,348	2,109,690	2,654,268
CDB (ii)	625,809	1,261,164	1,091,589	1,583,675
Government securities (iii)	325,961	281,559	527,932	281,559
Repurchase operations		69,564		69,564
Interest-bearing deposits			196,390	91,113

	2,124,929	3,213,639	3,938,998	4,792,023

(i)  Investment funds have immediate liquidity. Of these funds, on a consolidated basis, R$ 1,023,138 (03/31/05 - R$ 1,150,787) are held in foreign investment funds, whose portfolio is mainly comprised of U.S. government securities and private securities issued by financial institutions. Other investments include Brazilian investment funds totaling on a consolidated basis R$ 1,086,552 (03/31/05 - R$ 1,503,481).

(ii)  These financial investments are indexed by the Certificado de Depósitos Interbancários – CDI rate, with immediate liquidity.

(iii)  Investments in government securities such as LFT - Letras Financeiras do Tesouro , with immediate liquidity.

Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04 .

9 Accounts Receivable - Consolidated

	06/30/05	03/31/05

Handsets and accessories sold	121,087	64,009
Services billed	2,731,869	2,765,475
Services not yet billed	997,024	952,247
Provision for doubtful accounts	(358,797)	(361,790)

	3,491,183	3,419,941

The aging of accounts receivable is as follows:

	06/30/05%		03/31/05%

Not yet billed	997,024	25.9	952,247	25.2
Not yet due	1,128,306	29.3	1,150,044	30.4
Receivable from other providers	505,455	13.1	439,256	11.6
Overdue up to 30 days	608,751	15.8	571,651	15.1
Overdue from 31 to 60 days	217,737	5.7	261,643	6.9
Overdue from 61 to 90 days	115,650	3.0	140,340	3.7
More than 90 days overdue	277,057	7.2	266,550	7.1

	3,849,980	100.00	3,781,731	100.00

Overdue accounts are subject to a 2% fine (included in "Other operating income") on the total debt and late-payment interest of 1% per month (included in "Financial income") on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

10 Credits Receivable – Long Term

	Consolidated

	06/30/05	03/31/05

Credits receivable - Barramar S.A. (i)	73,772	75,138
Credits receivable - Hispamar Ltda. (ii)	34,185	33,448

	107,957	108,586

(i) The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankruptcy declared by the 5ª Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo (5th Private Law Panel of State of São Paulo Tribunal of Justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 6, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, depending on the future profitability of the Refribra Consortium.

(ii) In November 2001, TMAR signed an association contract with Hispamar Ltda., to reduce the costs to reach the Northern part of the country, in special the transponders rented from Embratel. On December 31, 2002, TMAR signed an agreement with Hispamar Satélites S.A. , a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite launched on August 4, 2004. The transfer price of the right of exploration was set at R$ 28,659 by an independent specialized company, and is restated by the IPC (Consumer Price Index).

The conversion of such credits into equity in Hispamar Ltda. has been approved by the TMAR's Board of Directors but the related corporate agreements are still pending. Accordingly, TMAR will continue to classify such amounts as long-term receivables until they are converted into permanent investments. TMAR's management estimates that this interest will not exceed 20% of the capital of the investee.

11 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	06/30/05		03/31/05		06/30/05		03/31/05

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

ICMS recoverable					408,894	205,357	459,250	201,905
Incometax on temporary additions (i)	3,171	171,475		184,809	117,660	727,504	114,459	722,997
Social contribution on temporary additions (i)	1,142	62,313	583	66,531	42,350	251,055	41,786	251,987
Income tax on tax losses (i)		(11,707)	4,034		3,212	252,042	7,267	265,418
Social contribution on tax losses (i)		(4,797)	1,452		1,157	90,494	2,588	95,920
Income tax recoverable	91,168		97,064		252,931		184,407
Social contribution recoverable	241		241		71,645		41,073
Withholding taxes	116,101		64,741		232,936		138,791
Other taxes recoverable	7,648		11,266		104,336		108,077

	219,471	217,284	179,381	251,340	1,235,121	1,526,452	1,097,698	1,538,227

(i)  TNL and its subsidiaries record deferred tax credits arising from timing differences and tax loss carryforwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02. Pusuant to a technical appraisal approved by TNL's management, also submitted to the approval of the Auditing Council, the generation of taxable income over the next ten years, brought to present value, will be sufficient to absorb such credits, as follows:

	Parent Company	Consolidated
Up to December 31:

2005	2,157	82,190
2006	8,334	212,119
2007	13,687	259,023
2008	21,759	264,624
2009	25,353	207,170
2010 to 2012	81,127	208,420
2013 and 2014	69,180	251,928

	221,597	1,485,474

For those subsidiaries that, at June 30, 2005, do not have a past history of profitability and/or expectation of future generation of taxable income over the next ten years, tax loss carryforwards were not totally recorded. Unrecorded credits amount to R$ 437,591 at June 30, 2005 (03/31/05 - R$ 422,634), of which R$ 404,381 relate to Oi (03/31/05 - R$ 393,614).

Additionally, unrecorded credits on timing differences amount to R$ 95,450 (03/31/05 - R$ 79,655).

12 Prepaid Expenses

	Parent Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Financial charges (i)	80,360	82,495	271,637	287,395
Subsidies – Oi handsets (ii)			65,432	58,332
FISTEL fee (iii)			142,705	166,720
Insurance			10,824	13,198
Taxes and contributions			14,678	14,164
Other (iv)	5,070	4,295	96,921	85,884

	85,430	86,790	602,197	625,693

Current	5,899	5,538	355,774	369,355
Long term	79,531	81,252	246,423	256,338

(i)  Financial charges and premiums paid in advance when obtaining loans and financing are amortized over the term of the related contracts (see comments on loans and financing in Note 17).

(ii)  This refers to the number of postpaid mobile handsets sold, with a minimum subsidy of R$ 300 reais. This amount is recoverable over 12 months, considering that the agreements provide for a fee for early termination or migration to the prepaid plan.

(iii)  This refers to the Fundo de Fiscalização das Telecomunicações - FISTEL fee paid on installations (R$ 26.83 reais per installation) which is deferred to be amortized over the estimated period of client churn, equivalent to 24 months, for a total of R$ 83,879 (03/31/05 - R$79,204). This line also includes early payments made by TMAR and Oi, according to the applicable legislation, as FISTEL fee for maintenance, taken to income on a monthly basis during the year, for a total of R$ 58,826 (03/31/05 – R$ 87,516).

(iv)  This includes expenses relating to annual right of way contracts, circuit, equipment and posts rentals, among others.

13  Judicial Deposits

	Parent Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Tax	3,585	3,585	282,781	286,835
Labor	25	25	183,155	163,153
Civil	1,790	1,790	135,973	125,750

	5,400	5,400	601,909	575,738

TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include deposits of R$ 78,451 (03/31/05 - R$ 86,472) relating to appeals filed against assessments by INSS, and R$ 28,978 (03/31/05 - R$ 28,675) relating to IPTU. In June 2005, as a result of several partly favorable final decisions, R$ 7,563 of these deposits were converted into income. A large part of these deposits related to INSS tax assessments. For those claims where loss is considered probable, the Company records provisions totaling R$ 50,753 (03/31/05 - R$ 49,302).

A number of deposits have also been made as a guarantee against tax foreclosure in connection with taxes administered by the Internal Revenue Secretariat, as well as to freeze the collection of other amounts owed to State and Local Finance Secretaries, totaling R$ 106,837 (03/31/05 - R$ 103,743). Judicial appeals have also been filed with respect to ICMS on ancillary telecommunications services (Agreement 69/98), retroactively to June 1998, in the amount of R$ 68,515 (03/31/05 - R$ 67,945).

14  Investments

	Parent Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Investments accounted for
using the equity method	8,742,890	8,779,192
Goodwill on the acuqisition of Pegasus, net			187,654	206,420
Tax incentives	10,698	10,698	44,547	44,547
Provision for losses on tax incentives	(3,143)	(3,143)	(37,136)	(37,136
Other investments	77	2,577	6,690	6,940
	8,750,522	8,789,324	201,755	220,771

Pursuant to Art. 12 of CVM Instruction 247/96, TNL recorded a provision to cover the excess of liabilities over assets in subsidiary companies.

Equity in the earnings of subsidiary companies arising from gains and losses on variations in the holding percentage in the sharing capital of subsidiaries is classified as "Non-operating income (expenses), net" (Note 6).

			Holding - %		Equity pick-up			Investment value		Provision for unsecured liabilities
Subsidiaries	Sthareholders ' equity (unsecured liabilities)	Net income (loss) for the 6-month period	Total capital	Voting capital	06/30/05	06/30/04	Interest on own capital	06/30/05	03/31/05	03/31/05

TMAR (i)	10,360,832	740,202	43.23	97.24	298,102	315,874	155,167	4,536,146	4,517,617
Telemar Telecomunicações (i)	4,115,343	250,079	100	100	250,079		148,736	4,115,343	4,180,694
TNL.Net	4,545	112	100	100	112	564		4,545	4,537
HiCorp	86.472	55,175	100	100	55,175	47,313		86,472	76,343
TNL Trading	30	(41,509)	100	100	(41,509)	48		30		(66,688)
TNL PCS Participações	354		100	100				354	1
TNL Contax (ii) (iii)						(544)
Contax Participações (ii) (iii)					(3,717)	(168)

					558,242	363,087	303,903	8,742,890	8,779,192	(66,688)

Other investments								7,632	10,132

								8,750,522	8,789,324

(i)  Equity in the earnings of TMAR is determined by the percentage holding obtained after exclusion of treasury shares, and equals 43.78 % at TNL and 38.14% at Telemar Telecomunicações, whose share control is fully held by TNL, as discussed in Note 1 (06/30/04 – 81.01%).

(ii) As discussed in Note 1, the share control of Contax Participações was fully transferred on March 1, 2005, when the equity pick-up for December 2004, in the amount of R$ 3,717, was reversed.

(iii) The financial statements for the half year ended June 30, 2005 were reviewed by other independent accountants .

15 Property, Pland and Equipment

	Parent Co.

	30/06/05			03/31/05	Annual
					depreciation
		Accum.			rate
	Cost	depreciation	Net	Net	(%)

Buildings	30,540	(19,546)	10,994	11,152	4 to 10
Land	8,810	-	8,810	8,810
Hardware and software	22,260	(17,551	4,709	5,489	20
Other assets	11,061	(7,255)	3,806	3,945	10 to 20
Other equipment	1,474	(691)	783	809

	74,145	(45,043)	29,102	30,205

	Consolidated

	30/06/05			03/31/05	Annual
					depreciation
		Accum.			rate
	Cost	depreciation	Net	Net	(%)

TMAR switching equipment	11,624,622	(10,695,234)	929,388	1,111,932	20
Oi switching equipment (i)	751,128	(145,605)	605,523	566,302	10
Pegasus switching equipment	12,368	(2,370)	9,998	10,205	3 to 20
TMAR transmission equipment	7,393,818	(5,803,846)	1,589,972	1,665,769	20
Oi transmission equipment (i)	1,542,301	(280,540)	1,261,761	1,237,916	10
Pegasus transmission equipment	131,860	(54,573)	77,287	81,628	3 to 25
Terminal equipment	2,285,675	(2,082,589)	203,086	230,594	13 to 20
Trunking (switches)	5,984,059	(4,953,779)	1,030,280	1,104,663	5 to 20
Cables (access network)	5,006,316	(2,427,451)	2,578,865	2,644,564	5 to 20
Pegasus cables and networks (ii)	199,420	(28,127)	171,293	173,173	3 to 20
Other equipment	1,703,070	(1,175,288)	527,782	545,560	3 to 20
Underground ducting	1,968,546	(1,169,303)	799,243	810,090	4
Posts and towers	857,693	(338,352)	519,341	522,523	4 to 5
Hardware and software	1,532,623	(962,105)	570,518	575,378	20
Buildings	2,118,951	(1,273,590)	845,361	861,142	4 to 10
Land	155,991		155,991	155,931
Leasehold improvements	460,149	(135,527)	324,622	323,903	10
Other assets	705,408	(436,015)	269,393	260,667	10 to 20
Right of use - Oi (iii)	1,236,567	(260,504)	976,063	998,239	7
Construction in progress	422,328		422,328	293,349
Inventories for expansion	113,765		113,765	113,732

	46,206,658	(32,224,798)	13,981,860	14,287,260

(i) The depreciation rate for Oi's transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence, wear and tear and is in line with the practices followed by the mobile telephone sector .

(ii) Pegasus considers the useful life indicated in a valuation report for certain classes of plant, property and equipment items (machinery, devices and equipment, cables and network) prepared by an outside expert.

(iii) Refers to the right to use radio frequencies, which Oi acquired in March 2001 for R$ 1,102,007, effective until March 12, 2016 and subject to a single extension for 15 years. The financial charges incurred before the start-up of Oi were capitalized, totaling R$ 63,942. In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$ 70,618, in order to improve the penetration rate in certain areas.

16 Deferred Charges - Consolidated

These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies prepared by third parties. The average period is estimated at five years for Pegasus, ten years for AIX and Oi's estimated period is ten years as from July 2002 (start-up ).

Deferred charges per subsidiary can be stated as follows:

	06/30/05			03/31/05

		Accumulated
	Cost	amortization	Net	Net

Oi	628,640	(187,998)	440,642	456,337
AIX	21,512	(7,422)	14,090	14,654
HiCorp	2,667	(1,333)	1,334	1,835
TBS	4,000		4,000

	656,819	(196,753)	460,066	472,826

17 Loans and Financing
						Parent Company		Consolidated

		Inception	Matu- rity	Guarantees	Financial charges	06/30/05	03/31/05	06/30/05	03/31/05
(a)	Local currency

	BNDES (i)	12/00	01/08	TNL endorsement and TMAR receivables	TJLP + 3.85% p.a.			1,077,722	1,171,678

	BNDES (ii)	12/03	01/11	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			426,825	435,721

	BNDES (iii)	09/04	10/12	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.			596,801	407,329

	Banco Bilbao Vizcaya Argentaria S.A.	06/02	06/05	None	IGPM + 12% p.a.		75,647		75,647

	Banco do Nordeste do Brasil S.A.	06/04	12/14	TMAR receivables	11.9% p.a. and 10.5% p.a.			157,713	137,508

	Other							15,049	16,677

	Subsidiaries			None	CDI + 1.5% p .a.	119,122	53,265

	Financial charges					3,668	30,341	17,806	51,109

					Total in local currency	122,790	159,253	2,291,916	2,295,669

							Parent Company		Consolidated

(b)	Foreign currency	Inception	Matu- rity	Guarantees	Currency	Financial charges	06/30/05	03/31/05	06/30/05	03/31/05
	BNDES (i)	12/00	01/08	TNL endorsement	UMBND (vii)	BNDES variable			319,310	401,382
				and TMAR receivables		rate + 3.85% p.a.

	BNDES (ii)	12/03	01/11	TNL endorsement	UMBND (vii)	BNDES variable			83,810	98,923
				and TMAR receivables		rate + 4.50% p.a.

	ABN AMRO Bank N.V.	12/00	05/06	None	US$	LIBOR + 5% p.a.	41,014	73,187	41,014	73,187

	ABN AMRO Bank N.V. (iv)	08/01	08/09	TNL endorsement	US$	LIBOR + 2.125% p.a. to			1,380,497	1,565,981
						3.81% p.a.

	ABN AMRO Bank N.V.	01/04	04/09	None	US$	LIBOR + 3.0% p.a. to			141,024	159,972
						4.83% p.a.

	ABN AMRO Bank S.A.	06/05	06/10	None	US$	5.51% p.a.			47,008

	ABN AMRO Bank S.A.	06/05	05/08	None	US$	5.05% p.a.			70,512

	Banco Itaú S.A.	12/00	04/06	Promissory note	US$	LIBOR + 2.75% p.a. to	164,241	198,075	164,241	198,075
						3.125% p.a.

	BankBoston N.A.	12/99	01/06	TNL endorsement	US$	LIBOR + 4.25% p.a.			10,342	15,464

	Banco do Estado de São Paulo S.A. -	01/04	01/07	None	US$	6.5% p.a.			18,803	21,330
	BANESPA

	EDC - Export Development Corporation	01/00	04/07	None	US$	LIBOR + 3.0% p.a.	49,284	62,011	49,284	62,011

	Fuji Bank, Limited	11/00	09/06	None	US$	LIBOR + 1.5% p.a.	64,102	72,715	64,102	72,715

	KFW - Kreditanstalt Für	02/03	08/12	TNL endorsement and pledge	US$	LIBOR + 0.75% p.a.			143,612	162,908
	Wiederaufbau			of Oi equipment

						Parent Company		Consolidated

	Inception	Matu- rity	Guarantees	Currency	Financial charges	06/30/05	03/31/05	06/30/05	03/31/05
FINNVERA - Finnish Export Credit	02/03	02/12	TNL endorsement and pledge	US$	LIBOR + 1.1 % p.a.			329,056	373,268
			of Oi equipment

FINNVERA - Finnish Export Credit	11/04	11/10	TNL endorsement and pledge	US$	LIBOR + 4.56 % p.a.			116,268	131,890
			of Oi equipment

Nordic Investment Bank - NIB	03/03	02/12	TNL endorsement and pledge	US$	LIBOR + 4.3 % p.a.			61,698	69,988
			of Oi equipment

Nordic Investment Bank – NIB	11/04	11/10	TNL endorsement and pledge	US$	LIBOR + 4.5 % p.a.			47,008	53,324
			of Oi equipment

Société Générale / Coface	02/03	11/12	TNL endorsement and pledge	US$	LIBOR + 0.75% p.a.			102,031	123,456
			of Oi equipment

KFW - Kreditanstalt Für Wiederaufbau	06/00	10/09	None	US$	8.75% to 11.87% p.a.			170,404	212,185

KFW - Kreditanstalt Für Wiederaufbau	07/02	01/11	None	US$	LIBOR + 0.8% p.a. and			151,667	172,045
					4.5% p.a.

Japan Bank for International	08/01	01/10	None	Yen	1.65% p.a.	495,145	581,142	495,145	581,142
Cooperation - JBIC (v)

Japan Bank for International	01/03	01/11	None	Yen	Japanese LIBOR +	473,924	556,236	473,924	556,236
Cooperation - JBIC (v)					1.25% p.a.

Unibanco - União de Bancos Brasileiros S.A.	12/04	12/07	None	US$	4.90% p.a.			8,479	9,618

Banco Bilbao Vizcaya Argentaria S.A.	07/00	12/06	TNL endorsement	US$	6.84% p.a.			7,828	11,839

Société Générale / Natexis	12/04	10/09	None	US$	LIBOR + 1.95% p.a.			70,512	79,986

Deustche Bank GB	12/02	12/05	None	US$	LIBOR + 4.5% p.a.	6,659	15,108	6,659	15,108

						Parent Company		Consolidated

	Inception	Matu- rity	Guarantees	Currency	Financial charges	06/30/05	03/31/05	06/30/05	03/31/05

SEB Merchant Banking	03/02	10/06	None	US$	LIBOR + 2.75% p.a.	35,101	47,224	35,101	47,224

Société Générale	12/02	06/07	None	US$	LIBOR + 5% p.a.	24,176	35,232	24,176	35,232

Deustche Bank GB	01/04	01/07	None	US$	LIBOR + 4% p.a.			36,039	40,882

Banco Santander do Brasil S/A	04/05	04/08	None	US$	5.9% p.a.			28,647

Suppliers

SIEMENS Ltda.	01/00	09/05	TNL promissory note	US$	LIBOR + 5% p.a.			4,436	5,032

SIEMENS Ltda.	06/02	10/07	None	US$	LIBOR + 4.71% p.a.	12,340	16,797	12,340	16,797

Senior Notes (vi)	12/03	08/13	None	US$	8 % p.a.	705,120	799,860	705,120	799,860

Financial charges						14,701	31,481	56,029	70,275

				Total in foreign currency		2,085,807	2,489,068	5,476,126	6,237,335

				Total loans and financing		2,208,597	2,648,321	7,768,042	8,533,004

			Swap transactions foreign currency			782,234	568,428	2,097,606	1,360,589
			Loans and financing – current			877,758	975,864	3,019,668	2,980,899
		Loans and financing – long term				2,113,073	2,240,885	6,845,980	6,912,694

(a) Changes in balance of loans and financing in the second quarter of 2005 (consolidated)

Balance			Financial	Balance
03/31/05	Additions	Amortization	charges	06/30/05

9,893,593	360,789	(678,751)	290,017	9,865,648

(b) Description of the main loans and financing

(i) Refers to the use of funds provided by special credit lines for the acquisition and assembly of equipment, infrastructure and other equipment, under the "Telecommunication Investment Support Program". Financial charges and the principal are due on a monthly basis until January 2008.

On December 31, 2004 and 2003, TMAR did not meet the following financial index requirements set out in the contract: (a) current assets divided by current liabilities (AC/PC); and (b) EBITDA divided by current liabilities (EBITDA/PC). Banco Itaú S.A. and Banco do Brasil S.A. , as leaders of the creditor syndicate, as well as BNDES itself, waived this requirement upon payment of a fee. New indices were set on new bases for the same indices upon payment of a fee.

(ii) From December 2003 to October 2004, TMAR withdrew R$ 529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004. The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a quarterly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal is payable on a monthly basis as from May 2005.

(iii) In September 2004, Oi entered into a financing contract with BNDES for R$ 663,000 and withdraw R$ 585,000 (corresponding to R$ 400,000 in September 2004 and R$ 185,000 in May 2005) in order to finance its investment plan. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 throguh October 2012. The principal will be payable on a monthly basis as from May 2006.

(iv) In August 2001, Oi obtained a US$ 1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, allocated to investments and working capital requirements. After the loan was restructured twice, at June 30, 2005 the credit-line amounted to US$ 657 million, net of amortization through that date, with no balance left to be withdrawn.

(v) In August 2001, and January and February 2003, TNL obtained R$ 1,646,110 from Japan Bank for Internacional Cooperation - JBIC to finance TMAR investments.

(vi) On December 18, 2003, TNL obtained R$ 878,820 (US$300 million) via the issuance of notes abroad, non-convertible "Senior Notes", with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with option of early settlement by the Company, annually as of the fifth year, without guarantees. The funds will be used for various corporate purposes.

(vii) Currency basket published by BNDES on a daily basis.

The maturity dates of long-term debt with third parties at June 30, 2005 are scheduled as follows:

	Parent Company	%	Consolidated	%

Local currency
2006	122,790	5.8%	316,004	4.6%
2007			609,442	8.9%
2008			227,025	3.4%
2009			192,260	2.8%
2010 and thereafter			420,113	6.1%

	122,790	5.8%	1,764,844	25.8%

Foreign currency
2006	207,746	9.9%	910,347	13.3%
2007	302,360	14.3%	1,130,761	16.5%
2008	277,594	13.1%	919,750	13.4%
2009	266,223	12.6%	827,106	12.1%
2010 and thereafter	936,360	44.3%	1,293,172	18.9%

	1,990,283	94.2%	5,081,136	74.2%

Total
2006	330,536	15.7%	1,226,351	17.9%
2007	302,360	14.3%	1,740,203	25.4%
2008	277,594	13.1%	1,146,775	16.8%
2009	266,223	12.6%	1,019,366	14.9%
2010 and thereafter	936,360	44.3%	1,713,285	25.0%

	2,113,073	100.0%	6,845,980	100.0%

18 Payable and Deferred Taxes

	Parent Company		Consolidated

	06/30/05	03/31/05	06/30/05		03/31/05

		Long		Long		Long
	Current	term	Current	term	Current	term

ICMS (i)			535,474	4,944	558,067	6,459
ICMS – Agreement 69/98			107,907		102,765
PIS and COFINS	7,819	2,587	102,923		93,787
Income tax payable	7,826	2,168	259,409		135,581
Social contribution payable			76,106		44,724
Deferred income tax and social
contribution - Law 8,200			14,818	872	15,585	872
Other	695	695	23,980		25,647

	16,340	5,450	1,120,617	5,816	976,156	7,331

(i) Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is 35% for Rondônia; 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás. For all other States, the ICMS rate is 25%.

19 Refinancing of Taxes and Contributions - REFIS

Refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. During the second quarter of 2005, timely settlements amounted to R$ 3,187 (TNL) and R$ 27,780 (consolidated). REFIS amounts comprise the following:

	Parent Company				Consolidated

	06/30/05		03/31/05		06/30/05		03/31/05
		Long		Long		Long		Long
	Current	term	Current	term	Current	term	Current	term
COFINS					57,714	400,190	56,330	404,674
CPMF	3,466	41,249	3,382	41,105	24,146	184,128	23,567	185,604
Income tax					10,600	71,878	10,345	72,740
Social contribution					3,564	27,737	3,479	27,941
INSS - SAT					2,777	22,478	3,268	22,152
IOF	9,388	111,789	9,163	111,399	12,327	131,931	12,031	131,775
PIS					512	3,741	500	3,776

	12,854	153,038	12,545	152,504	111,640	842,083	109,520	848,662

These amounts are monetarily restated by the variation of TJLP (Long-Term Interest Rate), and R$ 4,030 (TNL) and R$ 23,321 (consolidated) were recognized as "Financial expenses" (Note 5). During the half year ended June 30, 2005, restatements amounted to R$ 8,039 (TNL) and R$ 46,739 (consolidated).

At June 30, 2005, REFIS payments brought to present value by the projected CDI rate total R$ 129,735 (TNL) and R$ 797,574 (consolidated).

20  Provisions for contingencies

(a) Composition of book values

		Parent Company		Consolidated

		06/30/05	03/31/05	06/30/05	03/31/05

	Tax

(i)	ISS	424	424	45,762	41,967
	INSS (joint responsibility,
	fees and indemnifications)			40,291	38,840
(ii)	ICMS assessments			182,721	159,242
(iii)	ICMS on IP gate rental			13,520	13,477
(iv)	ILL – Tax on net income			36,498	35,631
(v)	Tax loss carryforwards			70,209	67,311
(vi)	IRRF on remittances abroad				35,676
(vii)	Other claims	148	145	105,433	89,078

		572	569	494,434	481,222

	Labor

(i)	Hazardous work conditions premium			106,828	100,498
(ii)	Salary differences/equalization of salary scales			74,653	78,904
(iii)	Indemnities			67,096	62,169
(iv)	Overtime			288,723	268,792
(v)	Claims by outsourced personnel			179,022	157,411
(vi)	Other claims	138	138	169,423	116,256

		138	138	885,745	784,030

	Civil

(i)	Small claims court			52,928	49,790
(ii)	ANATEL fines			92,001	94,258
(iii)	Fundação Atlântico de Seguridade Social indemnity			67,024	67,024
(iv)	Other claims			188,215	188,184

				400,168	399,256

		710	707	1,780,347	1,664,508

The provisions for contingencies are monetarily restated on a monthly basis, according to the criteria established in the respective legislation, as follows:

Tax:               Variation of the SELIC (Special System for Settlement and Custody) rate;
Labor: :          Variation according to TRT ( Regional Labor Court ) indices, plus interest of 1% p.m.;
Civil: :             Variation of the TR (Reference Rate), plus 0.5% p.m..

(b) Details of claims per nature of risk at June 30, 2005 (consolidated)

	Tax	Labor	Civil	Total

Probable	494,434	885,745	400,168	1,780,347
Possible	4,172,581	737,148	636,725	5,546,454
Remote	214,948	559,900	398,672	1,173,520

Total	4,881,963	2,182,793	1,435,565	8,500,321

(c) Summary of changes in the balances of provisions for contingencies

	Parent Company

	Tax	Labor	Total

At December 31, 2004	564	138	702

Monetary restatement (Note 5)	5		5

At March 31, 2005	569	138	707

Monetary restatement (Note 5)	3		3

At June 30, 2005	572	138	710

	Consolidated

	Tax	Labor	Civil	Total

At December 31, 2004	568,494	724,898	334,084	1,627,476

Spin-off TNL Contax (Notes 1 and 14)	(1,966)	(8,576)	(314)	(10,856)
Additions, net of reversals	78,930	58,448	25,882	163,260
Write-offs by payment	(120,022)	(22,573)	(21,482)	(164,077)
Monetary restatement (Note 5)	(44,214)	31,833	61,086	48,705

At March 31, 2005	481,222	784,030	399,256	1,664,508

Additions, net of reversals	45,003	83,124	29,200	157,327
Write-offs by payment	(54,536)	(27,389)	(32,819)	(114,744)
Monetary restatement (Note 5)	22,745	45,980	4,531	73,256

At June 30, 2005	494,434	885,745	400,168	1,780,347

(d) Probable contingencies

Tax:

(i) ISS - TMAR records provisions for assessments in connection with the levy of ISS on several services, such as equipment rental, value-added services, and other technical and administrative services. The provision recorded reflects the portion of the assessments that are considered as probable losses by the legal consultants.

(ii)  ICMS assessments – Provision considered sufficient by management cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues; (b) offset of credits on the acquisiton of goods and other inputs required for network maintenance; and (c) assessments regarding non compliance with ancillary obligations. Changes during the quarter arise from the review of the risk of loss in the context of these assessments, in the opinion of the Company's legal advisors.

(iii)  ICMS on IP gate rental – Based on the advice of its internal lawyers, management decided to set up a provision for ICMS on IP gate rental services, while previously the Company recorded ISS at the 5% rate. Taking advantage of tax benefits arising from State tax amnesty, determining the exemption from fines and/or monetary restatement, during the half year ended June 30, 2005, TMAR settled R$ 91,594 relating to May 2000 to May 2005 in the States Amapá, Minas Gerais, Pernambuco, Piauí, Roraima e Maranhão and Amazonas. Of this amount, the portion relating to the State of Minas Gerais , totaling R$ 14,017, will be paid over 24 months.

With respect to the States of Espírito Santo, Pará and Sergipe, these amounts are recorded as provisions for contingencies.

(iv) ILL - TMAR offset ILL paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. However, although several cases have been successfully tried in higher courts, TMAR continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits . The variation occurred in the half year ended June 30, 2005 refers to the monetary restatement.

(v) Tax loss carryforwards – As disclosed in Note 7, TMAR has a judicial injunction that guarantees the offset of 100% of the tax losses and tax loss carryforwards, if determined in the years up to and including 1998.

(vi) IRRF (withholding tax) on remittances abroad – In March 2005, subsidiary TNL Trading recorded a provision for the assessment arising from non payment of IRRF on remittances abroad to pay interest and principal on loans and financing entered into during 2000. In April 2005, R$ 40,079 was paid with respect to this provision.

(vii) Other claims – This refers substantially to provisions for IPTU tax assessments, in the amount of R$ 10,462, challenging of the FUNTTEL fee calculation basis (Note 4) in the amount of R$ 9,229, and several tax assessments with respect to income tax and social contribution, totaling R$ 25,576.

Labor:

There has been a significant increase in the volume of labor claims due to: (a) dismissal of employees since the privatization; (b) incentive to the recovery of the differences of the FGTS rescission fines, relating to the excesses of inflation due to the Verão and Collor plans; (c) increase in the volume of claims for joint liability related to the expansion and maintenance of the telephone network; (d) expanded authority limits of the labor courts after enacting Constitutional Amendment 45; and (e) increased labor union powers to act as legal substitute. The main contingencies per nature of claim are summarized as follows:

(i) Hazardous work conditions premium - This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be hazardous, principally close to high-tension electric installations .

(ii)  Salary differences / Equalization of salary scales – Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation .

(iii) Indemnities – Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisional stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(iv) Overtime – Claims relating to requests to receive additional worked hours after normal shifts.

(v) Outsourced employees – Claims filed by former employees of contracted companies, where TMAR is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(vi) Other claims – Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	Parent Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Pension plan supplementation			20,815	18,607
Salary differences			26,621	15,484
Sundry labor fines			34,785	28,316
Incentive to Resignation Plan - PIRC			17,817	15,435
Other	138	138	69,385	38,414

	138	138	169,423	116,256

Civil:

(i) Small claims court – These refer primarily to suits filed by customers, the individual indemnity amounts of which to not exceed forty minimum wages. Changes in the second quarter of 2005 are attributable to payments made in order to speed up the settlement of such suits, in the amount of R$ 33,145, offset by new provisions of R$ 43,293.

(ii)  Fines from ANATEL – Assessments made by ANATEL basically due to the closing of customer service locations and noncompliance with quality targets. Changes in the half year refer essentially to the monetary restatement of R$ 4,543, increase of the provision by R$ 7,658, and payments totaling R$ 10,088.

(iii)  Fundação Atlântico de Seguridade Social indemnity – Based on the opinion of outside counsel, in 2002 management recorded a provision for the indemnification of Fundação Sistel de Seguridade Social - SISTEL, as a result of the termination of the rental agreement for a property in Rio de Janeiro . The provision amount recorded in 2002 to cover the settlement of this claim was reassessed upon the transfer of the pension plans' management to Fundação Atlântico de Seguridade Social, including the reassessment and allocation of liabilities to the sponsors, taking into account rental amounts that the foundation failed to receive due to the agreement termination. Management understands that the provision to meet the indemnification of Fundação Atlântico de Seguridade Social is sufficient. As is the case with all other provisions, this one is monetarily restated on a regular basis.

(iv) Other claims – These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company's legal advisors, as well as the revaluation of the amounts provisioned to meet losses on agreement termination claims.

(e) Possible contingencies (not provided for)

TMAR and its subsidiaries are also involved in a number of suits with respect to which losses are considered as "possible" in the opinion of their legal advisors. No provisions were recorded for such suits.

The main contingencies classified as possible losses in the opinion of the company's legal advisors are summarized below:

Tax

The amounts reported are based on the total amounts of tax assessments and notices, which are often discretionary and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.

ICMS – In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$ 78,654 (tax assessments). The responsibility for such payment, if required, is questionable, as TMAR did not earn revenues for these services in that period. In February 2000, TMAR obtained a favorable decision from the Taxpayers' Council ( Conselho de Contribuintes ) of Rio de Janeiro, countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of CSP, lies with TMAR (July 1998). TMAR obtained a court injunction from a lower court stating that the international long-distance service provider is responsible for paying this tax.

Besides this, there are several other ICMS tax assessments in the approximate amount of R$ 425,850, relating to services already taxed for ISS or which are not taxable for ICMS. There are also possible risks in connection with (i) offset of credits on the acquisition of goods and other inputs required for the maintenance of the network, totaling approximately R$ 163,742; and (ii) tax assessments regarding non compliance of ancillary obligations, in the amount of de R$ 40,372.

ISS - The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of R$777,320, have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS . Furthermore, the defense case was strengthened when the STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substancial part of the assessments relate to this type of revenues.

INSS – There are a few claims in the approximate amount of R$ 293,964 relating to joint responsibility, SAT percentage to be applied, and amounts liable to be taxed for INSS. Evidence produced by TMAR's management has not been appreciated by tax authorities to the present date. In October 2004, TMAR obtained a favorable ruling from the Social Security Board of Appeals establishing the SAT tax on the Company's services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.

In July 2005, the INSS sent TMAR 24 Tax Debt Notices ("NFLDs") in the total amount of R$ 251,877, primarily comprised of:

(i) Non collection of social security contribution on amounts paid as TMAR profit sharing. This payment was made pursuant to Law 10,101 and Art. 7 of CF/88, and should not be included in the calculation basis of the contribution. This assessment amounts to R$ 185,453.

(ii) Non collection of social security contribution on amounts paid as severance bonus, day-care support, allowance for handicapped children, etc. According to TMAR internal and external advisors, these amounts are indemnity-type payments and, as such, are not subject to the contribution in question. The assessment amounts to R$ 46,260.

(iii) Non collection of social security contribution on amounts paid to self-employed personnel engaged by TMAR. In this case, inspection officers did not have access to the documentation supporting the payment of amounts due to these individuals. The amounts were reported in the corresponding social security ancillary obligations forms. TMAR's management intends to compile all supporting documentation to eliminate the NFLD received. The assessment amounts to R$ 9,927.

Federal taxes – In July 2005, TNL was assessed by the Secretaria da Receita Federal (Internal Revenue Secretariat – SRF) for R$ 1,350,809, primarily in connection with the corporate transaction carried out by the Company in 1998, which gave rise to the appropriation of the accounting goodwill determined at the time of the Sistema Telebrás privatization auction (Note 4). The amortization of the goodwill and subsequent deduction for tax purposes are provided for in art. 7 of Law 9,532/97, authorizing that the proceeds from the amortization of the goodwill be included in the taxable income of the company resulting from the merger, spin-off or consolidation, when one company holds investments in the other, using the goodwill based on the investee's profitability prospects.

Accordingly, the federal legislation in force expressly authorizes the possibility of using the goodwill paid on the acquisition of investments. This is an usual market practice which conforms with the provisions of CVM Instruction 319/99.

TNL obtained legal opinions from three well-known law firms validating the legitimacy of the procedures adopted in the context of the transaction involved.

The Company will also contest the Assessment Notice within the legal period to do so and take all appropriate steps to enforce its right.

There are also several tax assessments involving income tax and social contribution credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, in the approximate amount of R$ 342,589. Based on the opinion of its legal advisors, the Company considers that the probability of a favorable outcome in such claims is good, and therefore no provisions for potential losses were recorded.

In addition, in August 2000, TMAR was assessed by the Internal Revenue Secretariat in Rio de Janeiro for taxable events which took place in 1996, therefore prior to privatization. These assessments added up to R$ 993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. TMAR submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$ 51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. TMAR requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$ 104,000, of which R$ 20,000 were provided for, for lack of supporting documentation. However, TMAR will file an administrative appeal, on the grounds that the remaining amount has substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$ 86,293.

Labor:

These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$ 737,148. These claims are mostly at lower court stage and no ruling has been issued on them.

Civil:

These refer to suits with no previous decisions, the main subject matter of which relate to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others. The number of such suits is over 14,742, adding up to approximately R$ 636,725. Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs, and final decisions are still pending.

21 Debentures

This refers to 12,072 thousand simple, non-convertible debentures, at R$ 100 each, totaling R$ 1,207,200. These debentures are due in June 2006 and bear interest at the CDI rate plus 0.7% per annum, recorded as current liabilities and amortized every six months since December 2001.

22 Shareholders' Equity

(a) Share Capital

As mentioned in Note 1, the Extraordinary Shareholders' Meeting held on December 29, 2004 approved a reduction in TNL's capital by R$ 277,526.

On January 26, 2005, the Board of Directors approved the inception of a 90-day (up to April 26, 2005) share buyback program, to be subsequently cancelled or maintained in treasury. Repurchases are limited to 10% of outstanding common and preferred shares, excluding treasury shares, up to 3,458,000 common and 20,431,242 preferred shares.

As of June 30, 2005, TNL had repurchased 1,598,100 shares, of which 532,700 are common and 1,065,400 are preferred shares, at the cost of R$ 70,979. Accordingly, at June 30, 2005, TNL treasury shares amounted to 9,713,495, comprising 3,237,832 common and 6,475,663 preferred shares.

The Annual Shareholders' Meeting held on April 12, 2005 approved the proposals to realize the "Investment reserve", in the amount of R$ 429,954, used to distribute dividends, as well as the appropriation of net income of R$ 689,286, for the year ended December 31, 2004, as follows: (a) R$ 34,464 to the legal reserve; and (b) distribution of dividends in the total amount of R$ 1,000,000. This meeting also ratified payment of interest on own capital applied to dividends, in the total gross amount of R$ 100,000, declared on January 28, 2004, which have been paid in conujunction with dividends since April 25, 2005.

The special meeting of the Board of Directors held on April 12, 2005 approved the capital increase in the amount of R$ 154,238, corresponding to the contra entry to the tax benefit obtained by TNL as a result of the amortization of the goodwill on the merger transaction completed on December 30, 1999. Accordingly, 3,916,323 shares were issued, comprising 1,305,441 common and 2,610,882 preferred shares. With this increase, TNL's fully subscribed and paid capital totals R$ 4,688,731, divided into 130,611,732 common and 261,223,463 preferred shares.

The Extraordinary Shareholders' Meeting of TNL, held on April 19, 2005, authorized the appropriation of interest on own capital of up to R$ 400,000, to be distributed during 2005. As stated in a note to shareholders dated April 28, 2005, R$ 132,372 was appropriated to interest on own capital, to be credited according to the shareholding positions as of April 28, 2005 and applied to the calculation of the minimum compulsory dividend for the year ending December 31, 2005.

On June 23, 2005, as stated in a note to shareholders, a further payment of interest on own capital in the amount of R$ 49,676 was authorized, to be allocated according to the shareholding positions as of June 30, 2005. The payment date will be defined by April 30, 2006.

The reconciliation of net income for the period and shareholders' equity at June 230, 2005, for the parent company and on a consolidated basis, is shown below:

	Net income for the period	Shareholders' equity

Parent company	365,892	8,240,519

Unrealized profit on the sale by TNL of the percentage holding in
Pegasus to TMAR		(43,271)

Unrealized profit on the sale by TNL of the percentage holding in
Oi to TMAR		(499,994)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL's interest in Pegasus	9,904	49,522

Amortization of the goodwill held by TNL in Pegasus	(5,577)	(27,886)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL's interest in Oi	26,548	110,619

Consolidated	396,767	7,829,509

23 Financial Instruments

TNL and its subsidiaries are mainly exposed to market risks arising from changes in foreign exchange rates, due to the large volume of funds obtained in foreign currency, whereas its revenues are expressed in reais. The Company and its subsidiaries use derivative instruments, such as swap contracts, to manage its foreign exchange risks and do not use derivative or other financial instruments for other purposes.

These transactions are carried out by the Company's financial department in accordance with the strategy previously approved by management.

(a) Foreign exchange risk

About 61% (03/31/05 - 64%) of the consolidated debt, including debentures and excluding swap transactions, is expressed in foreign currency (U.S. dollars, BNDES currency basket and Japanese Yen).

The nominal value of foreign currency swaps and foreign currency investments at June 30, 2005 added up to US$ 2,148,185 thousand on a consolidated basis (03/31/05 - US$ 2,134,492 thousand) and US$ 1,011,916 thousand at the parent company (03/31/05 - US$1,157,372 thousand), with coverage of 92% and 114% of the debt, respectively (03/31/05 - 91% and 124%).

These transactions can be summarized as follows:

	Derivatives		Gain (loss)
	contract value		on derivatives

	06/30/05	03/31/05	06/30/05	06/30/04

Parent company
Foreign currency investments (i)	1,023,138	1,150,787
Foreign currency swap	1,354,920	1,934,653	(435,551)	69,244

Consolidated
Foreign currency investments (i)	1,023,138	1,150,787
Foreign currency swap	4,025,606	4,539,851	(1,010,993)	191,448

Foreign currency swap transactions transfer the risk of variation in foreign currencies to the variation of CDI.

(i) Foreign currency investment results comprise the return of financial investments in U.S. dollars recorded as "Swap and option results" (Note 5).

(b) Interest rate risk

TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP (long-term interest rate) or CDI (interbank deposit certificate) for real-denominated debts, LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies. To reduce its exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.

At June 30, 2005, approximately 81% of all loans, including debentures, were remunerated at floating rates, although 25% had been replaced with fixed rates by means of swap transactions (03/31/05 - 82% and 27%, respectively).

	Value of derivative		Losses on
	contracts		derivatives

	06/30/05	03/31/05	06/30/05	06/30/04

Interest rate swaps:
Parent company	248,773	386,333	(6,863)	(8,331)
Consolidated	1,784,313	2,128,189	(15,890)	(31,540)

(c) Credit concentration risk

The concentration of credit risk associated with accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover probable losses (Note 9).

Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risks.

(d) Market value of financial instruments

Except for direct and indirect investments in TMAR, the market values of the main financial instruments are similar to the book values, shown as follows:

		06/30/05

		Parent company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Marketable securities	2,124,855	2,124,855	3,925,601	3,925,601
(ii)	Loans and financing	2,990,831	2,936,981	9,865,648	9,781,821
(ii)	Debentures	1,226,164	1,245,577	1,226,164	1,245,577
(iii)	Direct and indirect investments in TMAR	8,651,489	13,321,362

		03/31/05

		Parent company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Marketable securities	3,213,635	3,213,635	4,680,179	4,680,179
(ii)	Loans and financing	3,216,749	3,158,584	9,893,593	9,775,448
(ii)	Debentures	1,278,284	1,299,772	1,278,284	1,299,772
(iii)	Direct and indirect investments in TMAR	8,698,311	14,196,202

(i) The book value of marketable securities at June 30, 2005 and March 31, 2005 is similar to their fair value, because they are recorded at realizable value.

(ii) The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

(iii)  The fair value of the investment in TMAR was calculated based on the closing quotation on BOVESPA on the last business day of the quarter. The market value of investments in privately held subsidiaries has not been estimated, since there is no active market for such papers. It should also be noted that the market value calculated based on stock exchange quotations arises from transactions between minority shareholders and does not necessarily correspond to the value that could be obtained in connection with a transaction to transfer TNL's controlling interest in TMAR.

24 Employee Benefits

(a) Private pension plans

Fundação Sistel de Seguridade Social ("SISTEL") is a private, non-profit pension plan created on November, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to SISTEL sponsored employees and their families.

TNL and its subsidiaries TMAR and Oi sponsor defined benefit (PBS-A and PBS-Telemar) and defined contribution (TelemarPrev) private pension plans).

Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, the Executive Board of SISTEL filed in October 2004 a request to transfer to Fundação Atlântico de Seguridade Social the management of PBS-Telemar and TelemarPrev plans. The Foundation was formed by TMAR and authorized to start activities on January 12, 2005 by the Secretariat for Complementary Pensions.

Starting March 2005, TMAR and Oi contribute to the Fundação Atlântico de Seguridade Social. Such contributions totaled R$ 3,400 for the quarter ended June 30, 2005.

(b) Employees’ profit sharing

The profit sharing plan was iniciated in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the economic added value (indicators of profit before interest, income tax, depreciation and amortization, in addition to indicators of economic value added) targets, among other performance indicators, are met.

At June 30, 2005, subsidiaries TMAR and Oi recorded provisions based on the best estimate of the accomplishment of these targets, in the total amount of R$ 36,450 (consolidated). During the half year ended June 30, 2004, subsidiaries TMAR, OI and TNL Contax recorded provisions in the total amount of R$ 95,386.

Differences between the amounts provided for and those shown in the statements of income refer to reversals or changes in prior year estimates at the time of actual payment in 2005.

25 Related Party Transactions – Parent Company

Related party transactions are carried out at the same terms, prices and other conditions as transactions with third parties. The most significant related party transactions are summarized below:

	06/30/05

			TNL	TNL PCS		Telemar
	TMAR	TNL.Net	Trading	Participações	HiCorp	Telecomunicações	Total

Assets
Loans with subsidiaries
Debentures	1,359,307						1,359,307
Dividends and interest on own capital	155,167					25,500	180,667
Other	5,241						5,241

	1,519,715					25,500	1,545,215

Liabilities
Loans and financing		3,483			74,006	45,301	122,790

Revenues
Financial income	114,427		1,047	24		4	115,502

Costs and expenses
Financial		(304)	(45)		(4,185)		(4,534)

	03/31/05

			TNL	TNL PCS		Telemar
	TMAR	TNL.Net	Trading	Participações	HiCorp	Telecomunicações	Total

Assets
Loans with subsidiaries			13,541	341		177	14,059
Debentures	744,093						744,093
Dividends and interest on own capital	922,277						922,277
Other	5,658						5,658

	1,672,028		13,541	341		177	1,686,087

Liabilities
Suppliers	220						220
Loans and financing		3,548			51,568		55,116

	220	3,548			51,568		55,336

	06/30/04

			TNL	TNL PCS		TNL
	TMAR	TNL.Net	Trading	Participações	HiCorp	Contax	Total

Revenues
Financial income	193,463	3,793		21	5,224	6,332	208,833

Costs and expenses
General and administrative	(521)						(521)
Financial	(20)		(72)		(4)		(96)

	(541)		(72)		(4)		(617)

(a) Credit lines extended by the parent company

Credit lines extended by TNL to its subsidiaries are designed to provide them with working capital for operating activities. The maturity dates can be redefined based on the projected cash flows of the companies. In February 2004, the Boards of Directors of TNL and TMAR approved the acquisition of simple, non-convertible debentures, remunerated at 100% of the variation of the CDI rate, plus a 1.5% p.a. spread. The debentures mature in 60 months and are recorded as "Long-term receivables".

The rate for all other subsidiaries is 102% of the CDI rate and accounts receivable are classified as current and long-term assets, according to the cash flow projection.

(b) Loan contracts with BNDES

In December 1999, some of the former 16 subsidiaries fixed-telephone operators, who merged into TMAR signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of Telemar Participações S.A'svoting capital The total amount of these loans was R$400.000, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year. In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$ 2,700,000, with the interest rate of the contract in local currency based on TJLP and the contract in foreign currency (BNDES Currency Basket) based on BNDES floating interest rates, plus 3.85% p.a.. Interest was due on a quarterly basis up to January 2002, and is due on a monthly basis from February 2002 to January 2008. Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of a consortium which also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.

At June 30, 2005, the balance of this credit line shown in the balance sheet totals R$ 1,402.7 million (03/31/05 - R$ 1,579.9 million). From December 2003 to June 2005, TMAR and Oi withdrew R$ 529,635 and R$ 585,000, respectively, relating to new loan agreements signed with BNDES in October 2003 and September 2004, for the total amount of R$ 1,183,000. The funds will be used to expand the telecommunication networks and introduce operating improvements.

(c) Rental of transmission infrastructure

AIX renders services to TMAR relating to the rental of ducts for transmission of traffic originated by CSP 31 outside Region I local network . During the quarter ended June 30, 2005, such costs added up to R$ 12,483 (06/30/04 - R$ 5,366) and are stated as "Rental and insurance" in Note 3.

(d) Cellular platform rental - WLL

As described in Note 3, TMAR has a contract for rental of the network with Oi to render fixed-telephone services via the Wireless Local Loop - WLL technology.

(e) Main transactions between subsidiaries (amounts for the half year ended June 30, 2005)

The main transactions charged by TMAR to Oi refer to the rental of dedicated lines (R$ 36,541), interconnection (R$ 47,853), telecommunications and 0800 services (R$ 6,495), co-billing (R$ 1,730) and rental of infrastructure, towers, circuits, and the 102 platform (R$ 9,272).

The main services charged by Oi to TMAR are remuneration for the use of the network (R$ 308,364), and rental of the cellular platform for the provision of fixed-line services in certain locations on WLL (Wireless Local Loop).

TMAR charges Oi Internet with rental of dial-up traffic infrastructure to access the internet in the amount of R$ 5,742.

TNL Contax renders call center services to TMAR and Oi, in the amount of R$ 146,021 and R$ 33,525, respectively, sales support and commissions to TMAR, in the amount of R$ 49,063, as well as tele-collection in the amount of R$ 35,109.

TMAR rents dedicated lines to Pegasus, totaling R$ 26,259. Outstanding loan receivable balances amounting to R$ 14,866 refer to credits receivable from AIX.

TMAR charges HiCorp with commissions on dial-up traffic in its network (R$ 166,822).

26 Insurance

Assets and responsibilities of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

SEE COMMENTS ON CONSOLIDATED PERFORMANCE

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (REAIS THOUSAND)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2005	4- 03/31/2005

1	TOTAL ASSETS	26,896,361	27,880,352
1.01	CURRENT ASSETS	9,708,063	10,358,838
1.01.01	CASH AND CASH EQUIVALENTS	3,938,998	4,792,023
1.01.02	TRADE ACCOUNTS RECEIBALBLE	3,491,183	3,419,941
1.01.03	INVENTORIES	209,500	266,801
1.01.04	OTHER	2,068,382	1,880,073
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,235,121	1,097,698
1.01.04.02	ADVANCES TO EMPLOYEES	19,795	20,451
1.01.04.02	ADVANCES TO SUPPLIERS	265,266	212,789
1.01.04.04	PREPAID EXPENSES	355,774	369,355
1.01.04.05	OTHER	192,426	179,780
1.02	LONG-TERM ASSETS	2,544,617	2,540,657
1.02.01	SUNDRY RECEIVABLES	1,526,452	1,538,227
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	1,526,452	1,538,227
1.02.02	RELATED PARTIES	14,866	14,811
1.02.02.01	SUBSIDIARIES	14,866	14,811
1.02.03	OTHER	1,003,299	987,619
1.02.03.01	JUDICIAL DEPOSITS	601,909	575,738
1.02.03.02	TAX INCENTIVES	46,403	46,403
1.02.03.03	PREPAID EXPENSES	246,423	256,338
1.02.03.04	CREDITS RECEIVABLE	107,957	108,586
1.02.03.05	OTHER	607	554
1.03	PERMANENT ASSETS	14,643,681	14,980,857
1.03.01	INVESTMENTS	201,755	220,771
1.03.01.01	ASSOCIATED COMPANIES	677	0
1.03.01.02	SUBSIDIARIES	187,655	206,420
1.03.01.03	OTHER INVESTMENTS	13,423	14,351
1.03.02	PROPERTY, PLANT AND EQUIPMENT	13,981,860	14,287,260
1.03.03	DEFERRED CHARGES	460,066	472,826

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4-03/ 31/2005
2	TOTAL LIABILITIES	26,896,361	27,880,352
2.01	CURRENT LIABILITIES	7,662,351	7,462,673
2.01.01	LOANS AND FINANCING	3,019,668	2,980,899
2.01.02	DEBENTURES	1,226,164	71,084
2.01.03	SUPPLIERS	1,522,435	1,634,753
2.01.04	TAXES AND CONTRIBUTIONS	1,232,257	1,085,676
2.01.04.01	NON FINANCED TAXES	1,120,617	976,156
2.01.04.02	TAX FINANCE PROGRAM (REFIS)	111,640	109,520
2.01.05	DIVIDENDS PAYABLE	386,950	1,444,691
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	274,877	245,570
2.01.08.01	PAYROLL AND RELATED ACCRUALS	147,236	145,569
2.01.08.02	AMOUNT PAYABLE TO ACQUIT PEGASUS	70,331	55,145
2.01.08.03	OTHER LIABILITIES	57,310	44,856
2.02	LONG-TERM LIABILITIES	9,505,857	10,672,703
2.02.01	LOANS AND FINANCING	6,845,980	6,912,694
2.02.02	DEBENTURES	0	1,207,200
2.02.03	PROVISIONS	1,780,347	1,664,508
2.02.04	RELATED PARTIES	0	0
2.02.05	OTHER LONG TERM LIABILITIES	879,530	888,301
2.02.05.01	NON FINANCED TAXES	5,816	7,331
2.02.05.02	TAX REFINANCE PROGRAM (REFIS)	842,083	848,662
2.02.05.03	OTHER LIABILITIES	31,631	32,308
2.03	DEFERRED INCOME	25,613	27,795
2.03.01	NEGATIVE GOODWILL ON THE ACQUISITION OF AIX, NET	22,578	24,190
2.03.02	REVENUES RECEIVED IN ADVANCE	3,035	3,605
2.04	MINORITY INTERESTS	1,873,031	1,885,332
2.05	SHAREHOLDERS' EQUITY	7,829,509	7,831,849
2.05.01	PAID-IN CAPITAL	4,315,465	4,185,282
2.05.01.01	SHARE CAPITAL	4,688,731	4,534,493
2.05.01.02	TREASURY SHARES	(373,266)	(349,211)
2.05.02	CAPITAL RESERVES	20,135	201,488
2.05.04	EARNINGS RESERVES	3,279,189	3,252,077
2.05.04.01	LEGAL RESERVE	94,947	94,947
2.05.04.02	OTHER EARNINGS RESERVES	3,184,242	3,157,130
2.05.04.02.01	INVESTMENT RESERVE	3,184,242	3,157,130
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	214,720	193,002

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

07.01 – CONSOLIDATED STATEMENT OF INCOME (REAIS THOUSAND)

1 - CODE	2 – DESCRIPTION	3 - From 04/01/2005 to 06/30/2005	4 - From 01/01/2005 to 06/30/2005	5 - From 04/01/2004 to 06/30/2004	6 - From 01/01/2004 to 06/30/2004
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	5,815,244	11,452,675	5,315,554	10,460,206
3.02	DEDUCTIONS	(1,691,788)	(3,325,011)	(1,517,249)	(2,973,022)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	4,123,456	8,127,664	3,798,305	7,487,184
3.04	COST OF GOODS SOLDAND/OR SERVICES RENDERED	(2,207,093)	(4,287,574)	(2,258,169)	(4,341,262)
3.05	GROSS PROFIT	1,916,363	3,840,090	1,540,136	3,145,922
3.06	OPERATING (EXPENSES)/INCOME	(1,502,870)	(2,974,613)	(1,385,217)	(2,668,163)
3.06.01	SELLING	(631,728)	(1,278,531)	(474,989)	(959,485)
3.06.02	GENERAL AND ADMINISTRATIVE	(252,192)	(515,798)	(243,126)	(460,948)
3.06.03	FINANCIAL RESULT	(400,899)	(785,910)	(457,544)	(868,478)
3.06.03.01	FINANCIAL INCOME	234,609	483,369	161,226	307,577
3.06.03.02	FINANCIAL EXPENSES	(635,508)	(1,269,279)	(618,770)	(1,176,055)
3.06.04	OTHER OPERATING INCOME	194,879	346,332	69,179	316,970
3.06.05	OTHER OPERATING EXPENSES	(409,068)	(736,180)	(285,335)	(704,412)
3.06.06	EQUITY ADJUSTMENTS	(3,862)	(4,526)	6,598	8,190
3.07	OPERATING INCOME	413,493	865,477	154,919	477,759
3.08	NON OPERATING INCOME (EXPENSES)	(12,041)	(25,420)	(10,055)	(1,421)
3.08.01	INCOME	2,669	3,054	38,061	51,116
3.08.02	EXPENSES	(14,710)	(28,474)	(48,116)	(52,537)
3.09	NET INCOME BEFORE TAXES/INTERESTS	401,452	840,057	144,864	476,338
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(80,206)	(248,869)	6,034	(5,790)
3.11	DEFERRED INCOME TAX	(16,217)	(41,623)	(45,241)	(100,220)
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.14	MINORITY INTERESTS	(101,264)	(152,798)	(27,334)	(71,642)
3.15	NET INCOME/LOSS FOR THE PERIOD	203,765	396,767	78,323	298,686
	NUMBER OF SHARES, EX-TREASURY SHARES (thousand)	382,121	382,121	385,645,841	385,645,841
	EARNINGS PER SHARE	0.53325	1.03833	0.00020	0.00077
	LOSS PER SHARE